[Music]
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when traveling in a car car seats are
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required by law
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caregivers usually purchase based on the
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car seat fashion and completely leave
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the child's preference out of the buying
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process the children really don't want
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to send those boring standard car seats
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and when they get older they may undo
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those bucket and get out of the seat
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while traveling but century has changed
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them as you know children love their
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stuffed animals they take them
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everywhere
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and they lead them as users introducing
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garden multi-century the biggest
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difference for me between the standard
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car seats and the garden wall is the
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fact that the kids just look so much
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more comfortable and it's not a struggle
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to even get them in because they're
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wanting to sit with their buddy rustling
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really likes the tiger one because you
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love Suvari animals they're so soft and
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so cuddly people all the time
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Stoppa can ask where we got these Peas
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[Applause]
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[Music]
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Oh
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[Music]